Exhibit 99.1

March 20, 2020

BY EMAIL

Mr. Alec N. Litowitz	Mr. Karl Wachter
Founder and Chief Executive Officer	General Counsel
Magnetar Capital LLC	Magnetar Capital LLC
1603 Orrington Ave.	500 Park Ave., 5th Floor
Evanston, Illinois 60201	New York, NY 10022

Re:	The Meet Group, Inc.
Schedule 13D, filed on March 19, 2020
Filed by Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC, and Alec N. Litowitz

Dear Messrs. Litowitz and Wachter:

We have been provided with a copy of the Schedule 13D (the “Schedule 13D”) relating to The Meet Group, Inc., a Delaware corporation (the “Meet Group”), that was filed with the U.S. Securities and Exchange Commission (“SEC”) yesterday by Magnetar Financial LLC, a Delaware limited liability company, Magnetar Capital Partners LP, a Delaware limited partnership, Supernova Management LLC, a Delaware limited liability company, and Alec N. Litowitz (collectively, the “Reporting Persons”). In the Schedule 13D, the Reporting Persons disclosed that they have acquired beneficial ownership of an aggregate of 5,250,673 shares of the common stock, par value $0.001 (the “Common Stock”), of the Meet Group, Inc. representing approximately 7.39% of the issued and outstanding Common Stock.

We call to your attention that, on October 4, 2019, the Meet Group publicly announced that its Board of Directors (the “Board”) had adopted a Section 382 Tax Benefits Preservation Plan (the “Tax Benefits Plan”). A copy of the Tax Benefits Plan was included as an exhibit to a Current Report on Form 8-K that the Meet Group filed with the SEC on October 4, 2019. Under the Tax Benefits Plan, the rights issued thereunder (the “Rights”) generally become exercisable if a person (or any persons acting as a group) acquires beneficial ownership of 4.99% (the “Ownership Threshold”) or more of the outstanding Common Stock, without the approval of the Board, after the first public announcement by the Meet Group of the adoption of the Tax Benefits Plan.

It is possible that the Reporting Persons became the beneficial owner of 7.39% of the Common Stock, an amount in excess of the Ownership Threshold, inadvertently, including because, while the Reporting Persons may have been aware of the extent of their beneficial ownership of Common Stock since they disclosed such beneficial ownership in the Schedule 13D, they had no actual knowledge of the consequences of such beneficial ownership under the Tax Benefits Plan. If such is the case and you would like to prevent the Reporting Persons from being deemed to be “Acquiring Persons” under the Tax Benefits Plan and the Rights from becoming exercisable, we request that, within ten (10) business days of the date hereof, the Reporting Persons provide us with the certification required by Section 1(a)(v) of the Tax Benefits Plan and confirm that the Reporting Persons intend to take the actions necessary to reduce their beneficial ownership of Common Stock to less than 4.99% of the issued and outstanding Common Stock as required by the terms of the Tax Benefits Plan.

Please contact me if you would like to discuss this further.

Sincerely,

/s/ Frederic Beckley
Frederic Beckley
Executive Vice President and General Counsel

cc:	Leslie Arena — Senior Vice President, Investor Relations James W. McKenzie, Jr., Esq. — Morgan, Lewis & Bockius LLP Keith E. Gottfried, Esq. — Morgan, Lewis & Bockius LLP